SAMSON ADVISES ON ITS NORTH STOCKYARD OIL FIELD OPERATIONS
(GENE #1-22H, GARY #1-24H, RODNEY #1-14H AND EARL #1-13H WELLS)

Denver 1800 hours July 13th, 2010 Perth 0800 July 14th, 2010

Gene #1-22H (30.6% working interest)

The Gene #1-22 well (located in Township 154N, Range 99W, Section 22 in Williams County, North Dakota) has just been put on pump after flowing naturally for three months and producing a cumulative 41,932 bbls of oil and 52,282 Mscf of gas to date. The well is now producing at a daily rate of 510 Bopd and 343 Mscfgd, which is in line with expectations.

Gary #1-24H (37% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the frac date for the Gary #1-24H well (located in Township 154N, Range 99W, Section 24 in Williams County, North Dakota) is tentatively scheduled for the week of August 16th or the week of August 23rd. The Gary #1-24H well construction is such that it allows 20 frac stages compared to the 15 used for the Gene #1-22 well, therefore is expected to have an improved production performance compared to the Gene #1-22 well.  The Gary #1-24H well was drilled in the prolific middle member of the Mississippian Bakken Formation in the Williston Basin using the same design that was successfully implemented on the Gene #1-22H well.  The Gary #1-24H was Samson’s third Bakken well in the North Stockyard Field.

Rodney #1-14H (27% working interest) & Earl #1-13H (32% working interest)

The spud date for the Rodney #1-14H well is currently expected to occur around the 20th of August.  The Earl #1-13H well is then scheduled to follow the Rodney #1-14H well roughly two months later (mid-October spud). These will be Samson’s fourth and fifth Bakken wells in the North Stockyard Field.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,654 million ordinary shares issued and outstanding, which would be the equivalent of 82.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.99 per ADS on 13 July 2010 the company has a market capitalization of approximately US$81.8 million.  Correspondingly, based on the ASX closing price of A$0.058 on 13 July 2010, the company has a market capitalization of A$95.9 million.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.